[BERMAN CENTER, INC. LETTERHEAD]

April 28, 2006

Via Edgar and Facsimile (202) 772-9217

Division of Corporate Finance
Securities and Exchange Commission
450 5th Street, N.W.
Washington D.C. 20549

Attn:	Jeffrey P. Riedler
Assistant Director

Re:	Berman Center, Inc.
Form SB-2 (File No. 333-126387)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Berman Center, Inc., a Delaware corporation (the “Company”), hereby requests that the Securities and Exchange Commission (“SEC”) take appropriate action to cause the above-referenced Registration Statement to become effective at 4:00 PM Eastern Standard Time on Tuesday, May 2, 2006, or as soon thereafter as possible.

Further, the Company acknowledges that:

•	Should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•
The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information with respect to this filing, please contact Jeryl A. Bowers, Esq. at (310) 552-5000 or by facsimile at (310) 552-5001.

Thank you for your assistance and cooperation.

Yours very truly,

Berman Center, Inc.

/s/ Samuel P. Chapman

Samuel P. Chapman
Chief Executive Officer

cc:	Jeryl A. Bowers, Esq.